SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 33)1
Synergy Brands Inc.
(Name of Issuer)
Common Stock, $.001 per share

(Title of Class of Securities)
87159E402
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 7 pages

CUSIP No.	87159E402	13D	Page	2	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Lloyd I. Miller, III	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,709,748

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,224

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,709,748

WITH	10	SHARED DISPOSITIVE POWER

		470,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,179,972

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.6%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Introduction
     This constitutes Amendment No. 33 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated September 26, 2001, as amended (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares”) of Synergy Brands Inc., a Delaware corporation (the “Company”). The Company has its principal executive offices at 223 Underhill Blvd., Syosset, New York 11791. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.
     Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety as follows:
     “Mr. Miller is the investment advisor to the trustee of Trust A-2, A-3, A-4 and Trust C (the “Trusts”). Trusts A-2, A-3 and A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares in Trust A-2 was $25,000.00. The purchase price for the Shares in Trust A-3 was $25,000.00. The purchase price for the Shares in Trust A-4 was $1,563,031.59. The purchase price for the Shares in Trust C was $118,341.50.
     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the “Operating Agreement”), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners, or money generated and held by Milfam I L.P. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P.
     The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. is $2,350,000.00. The $2,350,000.00 number set forth in the immediately preceding sentence does not include the $3,152,500.00 consideration paid by Milfam I L.P. in connection with the transaction that occurred on January 19, 2007 pursuant to which Milfam I L.P. acquired a secured promissory note issued by PHS Group Inc. (“PHS Group”), a Pennsylvania corporation, and a wholly-owned, indirect subsidiary of the Company, in the principal amount of $3,250,000.00 and 537,500 shares of the Company’s unregistered common stock. Furthermore and as more described in Item 4 hereto, Milfam I L.P. also acquired 480,000 shares of the Company’s unregistered common stock in consideration for the sale by Milfam I L.P. to the Company of the QFB Warrant (as defined below). The purchase price for the Shares Mr. Miller was deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. was $265,850.03.
     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,320,443.00. The $1,320,443.00 number set forth in the immediately preceding sentence does not include the $3,152,500.00 consideration paid by Mr. Miller in connection with the transaction that occurred on January 19, 2007 whereby Mr. Miller received a promissory note in the principal amount of $3,250,000.00 and 537,500 shares of the Company’s unregistered common stock.”
     Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     “The purpose of this Amendment is to report that since the filing of Amendment No. 32 to the Statement, dated November 21, 2007 (“Amendment No. 32”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.
     On December 21, 2007, Milfam I L.P. entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Company. Pursuant to the Stock Purchase Agreement, Milfam I L.P. sold all of its right, title and interest in, to and under a certain common stock purchase warrant (the “QFB Warrant”) to acquire up to fifteen percent (15%) of the shares of common stock, $0.001 par value, on a fully diluted basis, of Quality Food Brands, Inc., a Nevada corporation (“QFB”). QFB is an indirect, majority-owned subsidiary of the Company. In consideration of Milfam I L.P. selling to the Company the QFB Warrant, the Company issued to Milfam I L.P. four hundred and eighty thousand shares (480,000) of the Company’s unregistered shares of common stock. Following the acquisition of the 480,000 shares described above, Mr. Miller’s beneficial ownership materially increased from 27.2% to 30.6%. Reference is made hereto to that certain Form 8-K filed by the Company on December 28, 2007 describing in more detail the terms of the transaction relating to the Stock Purchase Agreement and such information is hereby incorporated by reference thereto. A copy of the Stock Purchase Agreement is hereby attached hereto as Exhibit 99.1.
     Except as described above in this Item 4 and herein, Mr. Miller does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.”
     Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Mr. Miller beneficially owns 3,179,972 Shares which is 30.6% of the outstanding shares of the Company (based upon 9,913,700 outstanding Shares as set forth in the Company’s 10Q filed on November 13, 2007 plus the 480,000 outstanding Shares issued in connection with the Stock Purchase Agreement).
     As of the date hereof, 404,272 of such beneficially owned Shares are owned of record by Trust A-4; 15,952 of such beneficially owned Shares are owned of record by Trust C; 1,795,500 of such beneficially owned Shares are owned of record by Milfam I L.P.; 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 868,348 of such beneficially owned Shares are owned of record by Mr. Miller directly; 25,000 of such beneficially owned Shares are owned of record by Trust A-2; and 25,000 of such beneficially owned Shares are owned of record by Trust A-3.
     (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4, Trust C, Trust A-2 and Trust A-3. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.
     (c) The following table details the transactions effected since Amendment No. 32:
MILFAM I L.P.

Date of Transaction	Number of Shares Acquired	Price Per Share
December 21, 2007	480,000	*

*	These shares were acquired by Milfam I L.P. in connection with a sale by Milfam I L.P. to the Company of the QFB Warrant (as defined above) in exchange for 480,000 shares of unregistered common stock of the Company.
     (d) Other than shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On December 21, 2007, Milfam I L.P. entered into the Stock Purchase Agreement (as more specifically described in Item 4 above) with the Company. Pursuant to the Stock Purchase Agreement, Milfam I sold all of its right, title and interest in, to and under the QFB Warrant (as described in Item 4 above) to the Company. QFB is an indirect, majority-owned subsidiary of the Company. In consideration of Milfam I L.P. selling to the Company the QFB Warrant, the Company issued to Milfam I

L.P. four hundred and eighty thousand shares (480,000) of the Company’s unregistered shares of common stock. Reference is further made to that certain Form 8-K filed by the Company on December 28, 2007 describing in more detail the terms of the transaction relating to the Stock Purchase Agreement and such information is hereby incorporated by reference thereto.
     Item 7. Materials to be Filed as Exhibits
99.1	Stock Purchase Agreement, dated as of December 21, 2007, by and between, Milfam I L.P. and Synergy Brands Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.
Dated: January 8, 2008

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III